SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)
Cost Plus, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
221485105
(CUSIP Number)
David A. Knight
Stephens Investments Holdings LLC
111 Center Street
Little Rock, AR 72201
(501) 377-2000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
January 2, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	208242107

1	NAMES OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Stephens Investments Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		2,705,638

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,705,638

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,705,638

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	221485105

1	NAMES OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		2,705,638*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,705,638*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,705,638*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.3* %

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*Represents shares beneficially owned by Stephens Investments Holdings LLC, of which Mr. Stephens is President.

CUSIP No.      221485105
Introductory Statement
     This Amendment No. 3 to Schedule 13D amends the Initial Report filed by the reporting persons on October 10, 2008, Amendment No. 1 to Schedule 13D filed by the reporting persons on October 27, 2008, and Amendment No. 2 to Schedule 13D filed by the reporting persons on December 5, 2008 (collectively, the “Prior Filings”) relating to the common stock, par value $.01 per share (“Common Stock”), of Cost Plus, Inc., a California corporation (the “Company”). This Amendment No. 3 is being filed to report the entry into a confidentiality and standstill agreement between the reporting persons and the Company (the “Agreement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings which, together with this Amendment No. 3, are referred to herein as the “Statement”. Except as set forth below, there are no changes to the Prior Filings.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Item 3 of the Statement is hereby amended by adding the following:
Since the filing of Amendment No. 2 to Schedule 13D on December 5, 2008, SIH has purchased on the open market an aggregate of 16,952 shares of Common Stock at an aggregate purchase price of $17,736.85. The source of the funds used by SIH to purchase such shares is working capital of SIH.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 of the Statement is hereby amended by adding the following:
     On January 2, 2009, the reporting persons executed and delivered to the Company the Agreement, which was accepted and signed by the Company effective as of January 7, 2009. The Agreement is described in response to Item 6 below, and a copy of the Agreement is attached to this Amendment No. 3 as Exhibit 2. The Agreement was entered into after the reporting persons expressed to representatives of the Company the reporting persons’ interest in possibly increasing their investment in the Company. A copy of a press release issued by the Company relating to the Agreement and certain amendments to the Company’s Rights Agreement (as such term is defined in response to Item 6 below) is attached to this Amendment No. 3 as Exhibit 3.
     Except as noted herein and in the Prior Filings, the reporting persons, at this time, do not have any plans or proposals which relate to or would result in (i) any extraordinary corporate transactions involving the Company or (ii) any of the other actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The reporting persons reserve the right to change their intent at any time and to formulate plans and/or make proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a, b) SIH beneficially owns 2,705,638 shares of Common Stock, which represents approximately 12.3% of the outstanding Common Stock.1 SIH has the sole power to vote and to dispose of all such

[1]	All calculations of percentage ownership in this Schedule 13D are based on 22,087,113 shares of Common Stock reported by the Company as outstanding as of December 5, 2008, as reported in the Quarterly Report on Form 10-Q for the Quarterly Period ended November 1, 2008, which was filed by the Company with the SEC on December 5, 2008.

CUSIP No. 221485105
shares. Because Warren A. Stephens may be deemed to control SIH, Mr. Stephens may be deemed to beneficially own, and to have the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition, of all of the Common Stock beneficially owned by SIH. Douglas H. Martin, Executive Vice President of SIH, beneficially owns 8,000 shares of the Common Stock and has sole power to vote and to dispose of such shares. Mr. Martin disclaims beneficial ownership of any shares owned by the reporting persons and disclaims membership in a group with the reporting persons.
(c) The following table lists all transactions in the Common Stock effected since the filing of Amendment No. 2 to Schedule 13D on December 5, 2008. All such transactions were effected in the open market.

Shares of Common Stock Purchased	Price Per Share	Date of Purchase
7,257	1.0401	12/05/2008
9,095	1.051	12/08/2008
600	1.05	12/29/2008
Except as disclosed above and in the Prior Filings, none of the reporting persons have effected any transactions in the Common Stock during the past sixty days.
ITEM 6 . CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE                  ISSUER
Item 6 of the Statement is hereby amended by adding the following:
     The Company and the reporting persons entered into the Agreement effective as of January 7, 2009. A copy of the Agreement is attached to this Amendment No. 3 as Exhibit 2. The principal terms of the Agreement are described below.
     Subject to the approval of the Company’s board of directors (“Board of Directors”), as well as the terms and conditions of the Amended and Restated Preferred Shares Rights Agreement, dated as of June 24, 2008, by and between the Company and Computershare Trust Company, N.A. (the “Rights Agreement”), the Company agreed to exempt the reporting persons from the definition of “Acquiring Person” as such term is defined in the Rights Agreement such that the reporting persons’ beneficial ownership of up to and including 19.9% of the amount of the issued and outstanding Common Stock would not constitute a “Triggering Event” as defined in the Rights Agreement. The Board of Directors approved the form of the Agreement on January 2, 2009. The Agreement provides that the Company may disclose to the reporting persons certain non-public information concerning the Company, and that the reporting persons shall maintain the confidentiality of all such information in accordance with the terms of the Agreement.
     The Agreement further provides that during any time period that the reporting persons beneficially own, directly or indirectly, for purposes of Section 13(d) of the Exchange Act and Rule 13d-3 thereunder (or any comparable or successor law or regulation) in excess of 14.9% of the amount of the issued and outstanding Common Stock, neither the reporting persons nor any other person affiliated with the reporting persons shall:
          (a) make, or in any way participate, directly or indirectly, in any “solicitation” of “proxies” to vote (as such terms are used in the rules of the Securities and Exchange Commission (“SEC”)), or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Company;

CUSIP No. 221485105
          (b) nominate or seek to nominate, directly or indirectly, any person to the Board of Directors;
          (c) otherwise act or seek to control or influence the management, Board of Directors or policies of the Company;
          (d) take any action that could reasonably be expected to require the Company to make a public announcement regarding the possibility of any of the events described in clauses (a) through (c) above; or
          (e) request the Company or any of its representatives, directly or indirectly, to amend or waive any provision of this paragraph.
     The Agreement further provides that during any time period that the reporting persons beneficially own, directly or indirectly, for purposes of Section 13(d) of the Exchange Act and Rule 13d-3 thereunder (or any comparable or successor law or regulation) in excess of 14.9% of the amount of the issued and outstanding Common Stock (the Common Stock owned by the reporting persons above 14.9%, the “Excess Shares”), the reporting persons and any other person affiliated with the reporting persons shall vote any and all Excess Shares in the same proportion as the votes cast by all other voting shareholders of the Company.
     The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by the full text of the Agreement which is attached hereto as Exhibit 2 and incorporated herein by reference.
     Except as described herein and in the Prior Filings, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Company.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
1. Agreement to File Joint Schedule 13D
2. Confidentiality and Standstill Agreement
3. Press Release issued by Cost Plus, Inc.

CUSIP No. 221485105
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 7, 2009
Date

/s/ David A. Knight
David A. Knight, as Sr. Vice President of Stephens Investments Holdings LLC and as attorney in fact for Warren A. Stephens